June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust 2 (the “Trust”)
File Numbers: 333-135105, 811-21910

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
371	6/22/2018	485BXT	0001365662-18-000041
368	5/25/2018	485BXT	0001628280-18-007184
365	4/27/2018	485BXT	0001628280-18-005186
362	3/29/2018	485BXT	0001365662-18-000023
359	3/2/2018	485BXT	0001365662-18-000016
356	2/2/2018	485BXT	0001365662-18-000008
352	1/5/2018	485BXT	0001365662-18-000002
348	12/8/2017	485BXT	0001365662-17-000111
345	11/13/2017	485BXT	0001365662-17-000100
341	10/13/2017	485BXT	0001365662-17-000093
337	9/15/2017	485BXT	0001365662-17-000087
333	8/18/2017	485BXT	0001365662-17-000078
325	7/21/2017	485BXT	0001365662-17-000059
321	6/23/2017	485BXT	0001365662-17-000051
317	5/26/2017	485BXT	0001365662-17-000040
314	4/28/2017	485BXT	0001365662-17-000032
311	3/31/2017	485BXT	0001365662-17-000021
307	3/3/2017	485BXT	0001365662-17-000015
304	2/3/2017	485BXT	0001365662-17-000009
300	1/6/2017	485BXT	0001365662-17-000002
296	12/9/2016	485BXT	0001365662-16-000218
293	11/10/2016	485BXT	0001365662-16-000211

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
289	10/14/2016	485BXT	0001365662-16-000203
285	9/16/2016	485BXT	0001628280-16-019611
282	8/19/2016	485BXT	0001365662-16-000189
279	7/22/2016	485BXT	0001365662-16-000178
275	6/24/2016	485BXT	0001365662-16-000170
271	5/27/2016	485BXT	0001365662-16-000162
264	4/29/2016	485BXT	0001365662-16-000153
260	3/30/2016	485BXT	0001365662-16-000143
249	1/15/2016	485APOS	0001628280-16-010266

The Amendments relate to Guggenheim International Optimized Volatility ETF and Guggenheim World Optimized Volatility ETF, each a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust 2

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary